02050732

PE 8-2-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2002(August 2, 2002)

British Sky Broadcasting Group plc
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F__X__ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____ No__X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

\\\NY551 - 95822/0003 - 672965 v1

Page 1 of 6
Exhibit Index on Pg. 4

Annexed hereto as Exhibit A is a press release of British Sky Broadcasting Group plc ("BSkyB"), dated August 2, 2002, relating to awards under the BSkyB Long Term Incentive Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP plc

Date: August 2, 2002

D. Gormley

Dave Gormley
Company Secretary

EXHIBIT INDEX

Exhibit A

sky

2 August 2002

BRITISH SKY BROADCASTING GROUP PLC
Grant of share awards

British Sky Broadcasting Group plc has today received notification that Share Awards were made under the British Sky Broadcasting Long Term Incentive Plan and the British Sky Broadcasting Group Equity Bonus Plan on 2 August 2002 at £5.55 per share. The maximum number of shares that may be acquired by the directors are as follows:

Mr Tony Ball	558,220
Mr Martin Stewart	279,110

Up to 50% of these awards will vest from July 2004 and the balance from July 2005, provided that certain performance criteria are satisfied.

Enquiries:

DAVID GORMLEY
COMPANY SECRETARY
020 7705 3000

Date of Notification
2 August 2002